EXHIBIT 11

NB CAPITAL CORPORATION
COMPUTATION OF EARNINGS PER SHARE
(in thousand of US dollars)

		Three-month period ended September 30, 2004	Three-month period ended September 30, 2003

Net income		$8,742	$8,480
Deduct: Senior preferred stock
and series A preferred
stock dividends		6,267	6,267

Common share outstanding	(A)	$2,475	$2,213
	(B)	100	100

Earning per share	(A/B)	$ 25	$ 22